Exhibit 8.01 (a)

VSB Bancorp, Inc. and
Victory State Bank
Announce the Appointment of Ronald A. Giampaolo as Vice President,
Controller and Principal Accounting Officer

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100

Staten Island, New York December 2, 2008. VSB Bancorp, Inc. (NASDAQ GM: VSBN) and Victory State Bank announced today that Ronald A. Giampaolo, has been appointed as Vice President, Controller and Principal Accounting Officer.

Mr. Giampaolo, 55, has more than 20 years experience in banking in various financial capacities. Prior to joining the Registrant, he had been Assistant Vice President and Senior Financial Analyst for Banco Popular since August 2007. Prior to that, he was Assistant Vice President and Accounting Manager for Amalgamated Bank from October 2002 through August 2007. Mr. Giampaolo graduated from the City University of New York with a BA in accounting.

Mr. Branca, VSB Bancorp’s and Victory State Bank’s President & CEO stated “Ron Giampaolo is a welcome addition to our staff. Ron fills a key position in the Company and the Bank where he can utilize his expertise in accounting and other financial matters.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, which commenced operations on November 17, 1997. The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity has increased to $22.1 million primarily through the retention of earnings. The Bank operates five full service locations in Staten Island: the main office in Great Kills, and branches on Forest Avenue (West Brighton), Hyatt Street (St. George), Hylan Boulevard (Dongan Hills) and on Bay Street (Rosebank).